September 11, 2024

Swee Kheng Chua
Chief Executive Officer
Concorde International Group Ltd.
3 Ang Mo Kio Street 62, #01-49 LINK@AMK
Singapore 569139

       Re: Concorde International Group Ltd.
           Registration Statement on Form F-1
           Filed August 27, 2024
           File No. 333-281799
Dear Swee Kheng Chua:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Registration Statement on Form F-1 filed August 27, 2024
Use of Proceeds, page 32

1. We note your disclosure of how you plan to use the net proceeds totaling $5,000,000 appears to be inconsistent with your disclosure of the expected net proceeds of
       $4,400,000. Please clarify or revise.
Dilution, page 35

2. The dilution amount of $4.20 in net tangible book value to new investors in the offering appears to be inconsistent with the initial public offering price less the pro forma net tangible book value per share. Please clarify or revise.
 September 11, 2024
Page 2

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Louis A. Bevilacqua